LOGISTICAL SUPPORT, INC.
                              19734 DEARBORN STREET
                              CHATSWORTH, CA 91311




February 3, 2005

VIA EDGAR SUBMISSION

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 04-04
Washington, D.C. 20549-0404
Attn: Mr. Daniel Morris

         RE:      LOGISTICAL SUPPORT, INC.
                  FORM SB-2/A NO. 2
                  FILE NO. 333-120520

Dear Mr. Morris:

         Logistical Support, Inc. (the "Company"), hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 1:30 p.m. (E.S.T.) on February 4, 2005, or as soon as practicable thereafter.

         The Company acknowledges that:

                  1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                  2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                  3. the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

                                        Very truly yours,


                                        By: /s/ Bruce Littell
                                            ---------------------------
                                            Bruce Littell
                                            Chief Executive Officer